UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-l
OMB APPROVAL
Certificate of Accounting of Securities and Similar	OMB Number:	3235-0359
Investments of a Management Investment Company	Expires:	June 30, 2009
in the Custody of Members of	Estimated average burden
National Securities Exchanges	hours per response............2.00

Pursuant to Rule 17f-l [17 CFR 270.17f-l]

1. Investment Company Act File Number:	Date examination completed:
811-1920	July 31, 2006

2. State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY 108960	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
Stralem Fund

4. Address of principal executive office (number, street, city, state, zip code):
645  Madison Avenue, New York, NY 10022

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.               All items must be completed by the investment company.

2.               Give this Form to the independent public accountant who in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.               Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

STRALEM BALANCED FUND

645 Madison Avenue, New York, NY 10022-1010
TELEPHONE: (212) 888-8123
FAX: (212) 888-8152

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940c

We, as members of management of Stralem Balanced Fund (“The Fund”), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 “Custody of Securities with Members of National Securities Exchanges” of the Investment Company Act of 1940 as it relates to the Stralem Balanced Fund. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsection (b) of Rule 17f-1 as of July 31, 2006. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) of Rule 17f-1 of the Investment Company Act of 1940 as of July 31, 2006, and from May 1, 2006 through July 31, 2006, with respect to securities reflected in the investment account of the Fund.

Stralem Balanced Fund

By
Hirschel B. Abelson, Treasurer

STRALEM EQUITY FUND

645 Madison Avenue, New York, NY 10022-1010
TELEPHONE: (212) 888-8123
FAX: (212) 888-8152

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940c

We, as members of management of Stralem Equity Fund (“The Fund”), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 “Custody of Securities with Members of National Securities Exchanges” of the Investment Company Act of 1940 as it relates to the Stralem Equity Fund.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsection (b) of Rule 17f-1 as of July 31, 2006.  Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) of Rule 17f-1 of the Investment Company Act of 1940 as of July 31, 2006, and from May 1, 2006 through July 31, 2006, with respect to securities reflected in the investment account of the Fund.

Stralem Equity Fund

By
Hirschel B. Abelson, Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

Stralem Balanced Fund

and

Securities and Exchange Commission

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Balanced Fund (the “Fund”) complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) as of April 30, 2006 and during the period May 1, 2006 through July 31, 2006, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of July 31, 2006 and, with respect to agreement of security purchases and sales, for the period May 1, 2006 through July 31, 2006:

•                  Confirmed all security positions with the custodian broker, Pershing Advisor Solutions LLC, as of July 31, 2006.

•                  Agreed reconciliation of all such security positions from the confirmation to the books and records of the Fund as of July 31, 2006.

•                  Agreed four securities purchased (representing 100% of the purchases) and five securities sold since our last report from the books and records of the Fund to the broker statements.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund was in compliance with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of July 31, 2006 and during the period May 1, 2006 through July 31, 2006, with respect to securities reflected in the investment account of the Fund, is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

EISNER LLP

New York, New York
August 11, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

Stralem Equity Fund

and

Securities and Exchange Commission

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Equity Fund (the “Fund”) complied with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) as of April 30, 2006 and during the period May 1, 2006 through July 31, 2006, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of July 31, 2006 and, with respect to agreement of security purchases and sales, for the period May 1, 2006 through July 31, 2006:

•                  Confirmed all security positions with the custodian broker, Pershing Advisor Solutions LLC, as of July 31, 2006.

•                  Agreed reconciliation of all such security positions from confirmation to the books and records of the Fund as of July 31, 2006.

•                  Agreed three securities purchased and three securities sold (representing 100% of the purchases and sales, respectively) since our last report from the books and records of the Fund to the broker statements.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund was in compliance with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of July 31, 2006 and during the period May 1, 2006 through July 31, 2006, with respect to securities reflected in the investment account of the Fund, is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

EISNER LLP

New York, New York
August 11, 2006